News Release Contact: Blair Romero Phone Number: 770-270-7290 Email: blair.romero@opc.com Oglethorpe Power President & CEO Mike Smith Announces January 2025 Retirement Oglethorpe Power Board Chairman praises Smith for leadership and vision during period of growth Tucker, GA (August 14, 2024) – Today, Oglethorpe Power President and Chief Executive Officer Mike Smith notified the company’s Board of Directors of his plan to retire at the end of January 2025 after a distinguished career of more than 40 years in the energy industry and more than a decade leading Oglethorpe Power Corporation. “We are deeply grateful for the steady leadership and vision provided by Mike Smith during his tenure,” said Oglethorpe Power Board Chairman Marshall Millwood. “For nearly 11 years as President and CEO, Mike’s strategic guidance has led Oglethorpe Power to achieve great accomplishments during a period of transition and tremendous growth. On behalf of the Board of Directors, we wish Mike a well-deserved retirement filled with joy and fulfillment.” “It has been a privilege and an honor to serve our 38 member cooperatives and the Oglethorpe Power Board of Directors as the leader of this outstanding company,” said Mike Smith. “I am proud of our growing and diverse portfolio of affordable energy resources, our fleet’s record of reliable performance and our talented and highly skilled workforce.” Mike Smith has served as President and CEO of Oglethorpe Power since November 2013. Since then, Oglethorpe Power’s assets have doubled from $8 billion to more than $16 billion, and energy capacity has grown from 7,060 megawatts to more than 9,300 megawatts. Notably, under Smith’s leadership, Oglethorpe Power added 670 megawatts of emission-free nuclear power through the company’s co-ownership in Plant Vogtle, the largest generator of clean energy in the U.S. Additionally, the company acquired nearly 1,700 megawatts of natural gas assets in Georgia. Before joining Oglethorpe Power, Smith served as President and CEO of Georgia Transmission Corporation from 2005 to 2013, after joining the company as the Senior Vice President and Chief Financial Officer in 2003. Smith also previously held positions at Mirant Corporation, including Vice President and Global Risk Officer, and served in various positions at Vastar Resources and ARCO. Smith earned a bachelor’s degree in business law and a Master of Business Administration in Finance from Louisiana State University. He serves as a member of the board of directors for the Georgia Energy and Industrial Construction Consortium, ACES Power Marketing and the Georgia Chamber of Commerce. In 2019, Smith was named a Most Admired CEO honoree by the Atlanta Business Chronicle, and he has been named one of Georgia Trend’s 500 Most Influential Leaders. “I will retire from Oglethorpe Power with the utmost confidence in the experienced, talented and hard-working team we have assembled,” said Smith. “I am extremely proud of Oglethorpe Power’s executive team, officers and entire workforce who are ready to tackle the challenges and seize the opportunities the energy industry will face in the coming years.” To select a new president and CEO, the Oglethorpe Power Board of Directors has engaged the search firm of McCoff Fry Partners to conduct a thorough process. About Oglethorpe Power Oglethorpe Power is among the nation’s largest power supply cooperatives and is one of the largest energy producers in Georgia. With more than $16 billion in assets, Oglethorpe Power owns and operates a diverse portfolio of resources to provide reliable, affordable, safe and environmentally responsible energy to 38 consumer-owned, not-for-profit Electric Membership Cooperatives (EMCs) that provide retail electricity to approximately 4.5 million Georgians. Through its investment in nuclear, natural gas, hydro and coal resources, Oglethorpe Power’s generation fleet has a combined capacity of more than 9,300 megawatts. For more information, visit www.opc.com. ###